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                                                               Exhibit 99(a)(12)



FOR IMMEDIATE RELEASE               MEDIA CONTACT:            INVESTOR CONTACT:
Aug. 13, 2003                       Dan Quinn                 Sally Curley
                                    (617) 591-5849            (617) 591-7140

    GENZYME COMMENCES TENDER OFFER FOR ACQUISITION OF SANGSTAT MEDICAL CORP.

         CAMBRIDGE, Mass - Genzyme Corp. (Nasdaq: GENZ) announced today that it has commenced, through a wholly-owned subsidiary, a cash tender offer for all of the outstanding shares of Sangstat Medical Corp. (Nasdaq: SANG) for $22.50 per share.

         Genzyme and SangStat announced on Aug. 4 that they had reached an agreement under which Genzyme would acquire SangStat in an all cash tender offer. SangStat, a profitable and growing company, will bring to Genzyme a leading antibody product used in organ transplantation, and a significant product development program in immune-mediated diseases.

         Both SangStat's board of directors and a special merger committee of Genzyme's board of directors have unanimously approved the agreement. SangStat's board unanimously determined the terms of the agreement are fair to, and in the best interests of, SangStat and its shareholders.

         Genzyme's offer is subject to certain conditions, including the tender of at least a majority of all outstanding shares on a fully diluted basis, and the expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and any other applicable pre-merger notification laws or regulations of foreign jurisdictions.


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         The offer and withdrawal rights will expire after 12 midnight on Sept.
10, 2003, unless the offer is extended. The information agent for the offer is Innisfree M&A Incorporated. Banks and brokers can call Innisfree collect at
(212) 750-5833. All others can call toll free at 888-750-5834.

         Genzyme Corporation is a global biotechnology company dedicated to making a major positive impact on the lives of people with serious diseases. The company's broad product portfolio is focused on rare genetic disorders, renal disease, and osteoarthritis, and includes an industry-leading array of diagnostic products and services. Genzyme's commitment to innovation continues today with research into novel approaches to cancer, heart disease, and other areas of unmet medical need. Genzyme's 5,300 employees worldwide serve patients in more than 80 countries.

         SangStat Medical Corporation is a global biotechnology company focused on immunology and working to discover, develop and market high value therapeutic products in the autoimmune, hematology/oncology and immunosuppression areas. SangStat's U.S. headquarters are in Fremont, California. SangStat also maintains a strong European presence, including direct sales and marketing forces in France, Germany, Italy, Spain, and the UK, and distributors throughout the rest of the world. SangStat's stock is traded on the NASDAQ under the symbol "SANG".

         This announcement is not a recommendation, offer to purchase or a solicitation of an offer to sell shares of common stock of SangStat Medical Corporation. On August 13, 2003, Genzyme Corporation and Swift Starboard Corporation, a wholly-owned subsidiary of Genzyme Corporation, commenced a tender offer for all of the outstanding shares of common stock (including associated preferred stock purchase rights) of SangStat Medical Corporation at $22.50 per share. This tender offer is scheduled to

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expire at 12:00 midnight, New York City time, on September 10, 2003, unless it is extended as provided in the related offer to purchase. Genzyme Corporation and Swift Starboard Corporation have filed with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Shareholders should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits because they contain important information. Shareholders can obtain these documents free of charge from the Securities and Exchange Commission's web site at www.sec.gov, or from Genzyme Corporation by directing a request to Genzyme Corporation, One Kendall Square, Cambridge, MA 02139, Attention: Investor Relations.

         This press release contains forward-looking statements, including statements about: the potential acquisition of SangStat by Genzyme and the potential benefits of the anticipated acquisition. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others: the willingness of SangStat shareholders to tender their shares in the tender offer and the number and timing of shares tendered; the receipt of regulatory and third party consents to the extent required for the acquisition; the results of preclinical and clinical trials of SangStat's product candidates and their actual safety and efficacy as therapies for immune-mediated diseases; the actual timing and content of submissions to and decisions made by regulatory authorities regarding SangStat's product candidates; and the risks and uncertainties described in reports filed by Genzyme and SangStat with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation
Exhibit 99.2 to Genzyme's 2002 Annual Report on Form 10-K, as amended, and under the heading "Risk Factors" in SangStat's 2002 Annual Report on Form 10-K. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements, risks or reasons. All forward looking statements are expressly qualified in their entirety by this cautionary statement.

         Genzyme(R) is a registered trademark of Genzyme Corporation. SangStat(R) is a registered trademark of SangStat Medical Corporation. All rights reserved.


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